Exhibit 12.1

ALBERTSONS COMPANIES, LLC
Computation of Ratio of Earnings to Fixed Charges
(in millions)
(unaudited)

	28 weeks ended September 9, 2017	Fiscal 2016	Fiscal 2015	Fiscal 2014	Fiscal 2013	Fiscal 2012
Earnings:
Pre-tax (loss) income	$(627.4)	$(463.6)	$(541.8)	$(1,378.6)	$1,140.5	$31.5
Income from unconsolidated affiliate (1)	8.8	17.5	14.4	1.1	-	-
(Loss) income before tax and unconsolidated affiliate	(636.2)	(481.1)	(556.2)	(1,379.7)	1,140.5	31.5
Plus: fixed charges
Interest expense, net (2)	485.3	1,003.8	950.5	633.2	390.1	7.2
Capitalized interest	2.5	7.8	2.1	0.5	0.1	-
Portion of rent expense deemed to be interest	149.2	268.5	260.4	125.3	101.4	18.0
Interest income	3.4	3.9	7.4	1.4	1.6	0.2
Charges related to guarantee obligations	-	1.6	30.6	-	-	-
Total fixed charges	640.4	1,285.6	1,251.0	760.4	493.2	25.4
Less: capitalized interest	(2.5)	(7.8)	(2.1)	(0.5)	(0.1)	-
Earnings:	$1.7	$796.7	$692.7	$(619.8)	$1,633.6	$56.9
Fixed Charges:	$640.4	$1,285.6	$1,251.0	$760.4	$493.2	$25.4
Ratio of earnings to fixed charges (3)	-	-	-	-	3.3	2.2

(1)	Represents earnings related to the Company’s equity method investment in Casa Ley, S.A. de C.V.

(2)	Interest expense, net does not include interest relating to liabilities for uncertain tax positions, which the Company records as a component of income tax expense.

(3)
Due to the Company’s losses during the 28 weeks ended September 9, 2017, fiscal 2016, fiscal 2015 and fiscal 2014, the ratio coverage was less than 1:1 in each of those periods. The Company would have needed to generate additional earnings of $638.7 million, $488.9 million, $558.3 million and $1,380.2 million during the 28 weeks ended September 9, 2017, fiscal 2016, fiscal 2015 and fiscal 2014, respectively, in order to achieve a coverage ratio of 1:1 during those periods.